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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Google Inc.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

38259P508

(CUSIP Number)

December 31, 2006 (and December 31, 2005)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38259P508

1.	Name of Reporting Person. Lawrence Page
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Such Reporting Person With:	5. Sole Voting Power 29,163,614(1) (See Appendix A for 2005 information)
6. Shared Voting Power 0 (See Appendix A for 2005 information)
7. Sole Dispositive Power 29,163,614(1) (See Appendix A for 2005 information)
8. Shared Dispositive Power 0 (See Appendix A for 2005 information)

9.	Aggregate Amount Beneficially Owned by Reporting Person 29,163,614(1) (See Appendix A for 2005 information)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).	☐
11.	Percent of Class Represented by Amount in Row (9) 11.4% (1) (2) (See Appendix A for 2005 information)
12.	Type of Reporting Person IN

(1)

Includes 29,163,614 shares of Class B Common Stock held directly by Mr. Page. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(2)	Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

Page 2 of 7 Pages

Item 1.

(a)	Name of Issuer:

Google Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1600 Amphitheatre Parkway, Mountain View, CA 94043

Item 2.

(a)	Name of Person Filing:

Lawrence Page

(b)	Address of Principal Business Office or, if none, Residence:

c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A Common Stock and Class B Common Stock

(e)	CUSIP Number:

38259P508

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Page 3 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (See Appendix A for 2005 information).

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 227,670,374 shares of Class A Common Stock and 81,327,112 shares of Class B Common Stock outstanding at December 31, 2006.

Lawrence Page		Class A	Class B
(a)	Amount beneficially owned:	29,163,614	29,163,614
(b)	Percent of class:	11.4%	35.9%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote	29,163,614	29,163,614
	(ii) Shared power to vote or to direct the vote	0	0
	(iii) Sole power to dispose or to direct the disposition of	29,163,614	29,163,614
	(iv) Shared power to dispose or to direct the disposition of	0	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ Lawrence Page
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 7 Pages

APPENDIX A

Information with respect to Lawrence Page as of December 31, 2005:

Number of Shares Beneficially Owned by Such Reporting Person With:	5. Sole Voting Power 31,416,587(1)
6. Shared Voting Power 1,463,198(2)
7. Sole Dispositive Power 31,416,587(1)
8. Shared Dispositive Power 1,463,198(2)

9.	Aggregate Amount Beneficially Owned by Reporting Person 32,879,785(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).	☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%(3) (4)

(1)

Includes 31,379,785 shares of Class B Common Stock and 36,802 shares of Class A Common Stock held directly by Mr. Page. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(2)	Includes 1,463,198 shares of Class B Common Stock held by a trust, of which Mr. Page is a co-trustee.

(3)	Includes collectively those shares of Class A Common Stock and Class B Common Stock described in footnotes (1) and (2) above.

(4)	Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

Page 6 of 7 Pages

Item 4.	Ownership.

Aggregate number and percentage of the class of securities of Google Inc. held by Lawrence Page.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 203,335,233 shares of Class A Common Stock and 92,995,411 shares of Class B Common Stock outstanding at December 31, 2005.

Lawrence Page		Class A	Class B
(a)	Amount beneficially owned:	32,879,785	32,842,983
(b)	Percent of class:	13.9%	35.3%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote	31,416,587	31,379,785
	(ii) Shared power to vote or to direct the vote	1,463,198	1,463,198
	(iii) Sole power to dispose or to direct the disposition of	31,416,587	31,379,785
	(iv) Shared power to dispose or to direct the disposition of	1,463,198	1,463,198

Page 7 of 7 Pages